Exhibit 1
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FOR IMMEDIATE RELEASE                                                7 July 2008


                              WPP GROUP PLC ("WPP")

       Wunderman acquires Designkitchen, a leading digital and interactive agency in the US



WPP announces that its wholly-owned operating company Wunderman, the global relationship marketing network, has acquired Designkitchen, a leading US digital and interactive agency.

Founded in 1992, Designkitchen is based in Chicago, IL and employs 70 people. Clients include Coventry Health Care, Lodgeworks and Motorola.

Designkitchen's unaudited revenues for the year ended 31 December 2007 were $7.5million with gross assets at the same date of $2.7million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors, and strengthening its capabilities in digital media.


Contact:
Feona McEwan, WPP                                      +44 (0)20 7408 2204
www.wpp.com
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